EXHIBIT 99.2

Identification of Members of the Group

The following persons are filing this statement on Schedule 13G as a group:

•	Bicknell Family Holding Company, LLC

•	Bicknell Family Management Company, LLC

•	Bicknell Family Management Company Trust

•	Mariner Wealth Advisors, LLC

•	Martin C. Bicknell